February 1, 2021

VIA EDGAR

Pam Long

Division of Corporation Finance

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	Gaming & Hospitality Acquisition Corp.

Registration Statement on Form S-1, as amended

File No. 333-252182

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Gaming & Hospitality Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on February 2, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sidley Austin LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 50 copies of the preliminary prospectus dated January 29, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the underwriter has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name:	Ravi Raghunathan
Title:	Managing Director

By:	/s/ Brandon Sun
Name:	Brandon Sun
Title:	Director

[Signature Page to Underwriter’s Acceleration Request Letter]